Contact

www.linkedin.com/in/brigham-timpson-2717b819 (LinkedIn)

Top Skills

Solidworks
Engineering
GD

Brigham Timpson

Chief Executive Officer at MODERN
St George, Utah, United States

Experience

MODERN

Chief Executive Officer
March 2024 - Present (7 months)

busybusy

10 years 1 month

Chief Operating Officer
May 2020 - March 2024 (3 years 11 months)
St George, Utah, United States

VP Operations
October 2018 - May 2020 (1 year 8 months)
St. George, Utah

VP Product Development
December 2016 - May 2020 (3 years 6 months)
St. George, Utah

Product Manager
March 2014 - December 2016 (2 years 10 months)
St. George, Utah

BWAY Corporation

Process Engineer
October 2012 - March 2014 (1 year 6 months)

Production Assembly Corp

Design Engineer
May 2009 - October 2012 (3 years 6 months)

Education

University of Utah

BSME · (2002 - 2005)